

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via E-mail
Winnie Wong
Chief Financial Officer
Avrupa Minerals Ltd.
Suite 410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

      Re: Avrupa Minerals Ltd.
              Amendment No. 3 to Registration Statement on Form 20-FR12G
              Filed October 5, 2012
              File No. 000-54728

Dear Ms. Wong:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note you released your financial statements for the interim period ending June 30, 2012 on Sedar. Please include this interim financial information in your next amendment, pursuant to Item 8.A.5 of Form 20-F.

Signature Page, page 139

2. Please provide the complete date of signature in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director